EXHIBIT 12.1
Time Warner Inc.
Ratio of Earnings to Fixed Charges
(Dollars in millions)

	2010		2009		2008	2007		2006
Earnings:

Net Income (Loss) from continuing operations before income taxes, discontinued operations and cumulative effect of accounting change	$3,919		$3,237		$(4,397)	$2,746		$3,165
Interest expense(2)(3)	1,277		1,521		2,499	2,565		2,019
Amortization of capitalized interest	1		2		3	2		1
Portion of rents representative of an interest factor(4)	138		176		234	239		238
Adjustment for equity earnings or losses of investee companies, net of cash distributions	38		74		21	49		62

Total earnings (loss)	$5,373		$5,010		$(1,640)	$5,601		$5,485

Fixed Charges:
Interest expense(2)(3)	$1,277		$1,521		$2,499	$2,565		$2,019
Capitalized interest(5)	2		1		1	15		17
Portion of rents representative of an interest factor(4)	138		176		234	239		238

Total fixed charges	$1,417		$1,698		$2,734	$2,819		$2,274

Ratio of earnings to fixed charges	3.8	x	3.0	x	— (1)	2.0	x	2.4	x

(1)	For the ratio of earnings to fixed charges to equal 1.00, earnings must increase by $4.374 billion.

(2)	Earnings and fixed charges exclude accrued interest on uncertain tax positions that is included in income tax expense.

(3)	For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, amounts include $0 million, $218 million, $970 million, $916 million and $593 million, respectively, related to discontinued operations.

(4)	For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, amounts include $0 million, $29 million, $78 million, $80 million and $67 million, respectively, related to discontinued operations.

(5)	For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, amounts include $0 million, $0 million, $1 million, $5 million and $2 million, respectively, related to discontinued operations.